May 2, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

ATTENTION:
John Coleman and Pam Howell, Office of Beverages, Apparel and Mining
Re:	Teck Resources Limited Form 40-F for Fiscal Year Ended December 31, 2018 Filed February 28, 2019 File No. 001-13184

Dear Mr. Coleman and Ms. Parker:

Thank you for your comment letter dated April 18, 2019 with respect to the above noted filing. Our response to your comment is set out below.
Form 40-F for the Fiscal Year Ended December 31, 2018 filed February 28, 2019
Exhibit 99.1
Annual Information Form
Description of the Business, page 16
1.	SEC Comment

“We note your disclosure regarding the Sanction case with respect to the Quebrada Blanca Phase 2 project on page 39 of your 2018 Annual Information Form. It appears you are comparing the economics of a study with mineral reserves to the economics of a study with inferred mineral resources. Please tell us the type of study performed with respect to the cases disclosed on page 39 of your filing, for example a preliminary economic assessment, feasibility study, or other. Our understanding is that preliminary economic assessments should not be done in conjunction with feasibility studies and that the economics of these studies should not be compared. In this regard we reference Canadian Securities Administrators Staff Notice 43-307. Please advise.”

Our Response
As discussed below, both cases discussed at page 39 of our filing are based on a feasibility study, and not a preliminary economic assessment.  We acknowledge the Canadian Securities Administrators Staff Notice 43-307 (the “CSA Staff Notice”), which summarizes the various securities commissions’ staffs’ position on several issues regarding the use and disclosure of a "preliminary economic assessment", as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The CSA Staff Notice notes that Section 2.3(1)(b) of NI 43-101 generally allows issuers to include inferred resources in a preliminary economic assessment-level analysis only, and highlights the CSA’s concern with, among other matters, disclosing economic analyses based on inferred resources beyond that exception.
In November 2018 Teck approached the British Columbia Securities Commission and the Ontario Securities Commission, the relevant Canadian provincial securities regulators, for relief from the restrictions in Section 2.3(1)(b) of NI 43-101 in respect of Quebrada Blanca Phase 2 project (“QB2”) in order to be able to discuss project economics that include inferred resources.  For various reasons, we have based our feasibility study for QB2 on an economic case that includes some inferred resources.  We publicly refer to the case that includes the inferred resources as the “Sanction Case”, which is compared to a “Reserve Case” prepared to support public disclosure that does not include inferred resources.
Our position in the exemption application was that granting of the requested relief would not be prejudicial to the public interest since the presentation of mineral resources and reserves in compliance with the prohibitions of Section 2.3(1)(b) would not fully inform the public of our views and decision making process on the status, economic potential and continued development plans for the QB2 project, and that the Sanction Case would be (and was) the mine plan that Teck’s Board of Directors approved for project sanction.  We also explained why, from a technical point of view relating to the QB2 deposit, the disclosure of the Sanction Case was reasonable. That request for relief was granted on December 4, 2018 (the “Exemptive Relief”) and a copy thereof is attached as Exhibit A to this letter.
The Exemptive Relief was granted subject to two conditions:
(1) that we include cautionary language regarding the uncertainty associated with inferred resources, which addresses the substance of required cautionary language in NI 43-101 relating to the speculative nature of inferred resources; and
(2) that we accompany any disclosure of the Sanction Case with disclosure of the Reserve Case.

The Exemptive Relief extends to the disclosure in our 2018 annual information form included as Exhibit 99.1 to the Form 40-F for the fiscal year ended December 31, 2018 (the “Form 40-F”).
Regarding the first condition described above, the relevant cautionary language appears on page 39 of Exhibit 99.1 to the Form 40-F above the comparison table and reads as follows:
Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve. Inferred resources are subject to greater uncertainty than measured or indicated resources and it cannot be assumed that they will be successfully upgraded to measured and indicated through further drilling. Based on Teck’s understanding of the deposit and history of resource to reserve conversion, the Sanction Case is regarded as a realistic and financeable development plan; however, key information regarding the reserve-only case is included in the table below for reference.
The comparison on the same page 39 of the economics of the Sanction Case (including the inferred resources) to the Reserve Case (without the inferred resources) noted in your comment letter was included to comply with the second condition of the Exemptive Relief.
As noted above, to respond to the Staff’s direct question, the inferred resources included in the Sanction Case are based on the same feasibility study that supports the Reserve Case, and the comparative disclosure of the two cases in Teck’s 2018 annual information form and the Form 40-F was presented in compliance with the Exemptive Relief.

We believe the foregoing has been responsive to the Staff’s comment. If there are further questions in connection with this letter, you may contact Nikola Uzelac at (604) 699-4429 or nick.uzelac@teck.com.
Sincerely,

/s/ Ronald A. Millos

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

Exhibit A

Exemptive Relief Order

Citation: 2018 BCSECCOM 384

Headnote
Multilateral Instrument 11-102 Passport System and National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions - National Instrument 43-101 Standards of Disclosure for Mineral Projects, s. 9.1 – Prohibition against including inferred resources in an economic analysis – An issuer wants to disclose the results of a study containing an economic evaluation using inferred mineral resources.– The economic analysis using inferred resources is reasonable from a technical point of view and is a material fact in the affairs of the issuer; the issuer will include appropriate cautionary language in all disclosure of the economic analysis using inferred resources; any such disclosure will be accompanied by disclosure of an economic analysis that does not include inferred resources

Applicable Legislative Provisions
National Instrument 43-101 Standards of Disclosure for Mineral Projects, ss. 2.3(1)(b) and 9.1

December 4, 2018

In the Matter of
the Securities Legislation of
British Columbia and Ontario
(the Jurisdictions)

and

In the Matter of
the Process for Exemptive Relief in Multiple Jurisdictions

and

In the Matter of
Teck Resources Limited
(the Filer)

Decision
Background
1
The securities regulatory authority or regulator in each of the Jurisdictions (the Decision Maker) has received an application from the Filer for a decision (the Exemption Sought) under the securities legislation of the Jurisdictions (the Legislation) exempting the Filer from the prohibition in section 2.3(1)(b) of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) against making any disclosure of results of an economic analysis that includes or is based on inferred mineral resources.

Under the Process of Exemptive Relief Applications in Multiple Jurisdictions (for a dual application):

(a)	the British Columbia Securities Commission is the principal regulator for this application;

(b)
the Filer has provided notice that section 4.7(1) of Multilateral Instrument 11-102 Passport System (MI 11-102) is intended to be relied upon in Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, the Yukon Territory, the Northwest Territories and Nunavut; and

(c)	the decision is the decision of the principal regulator and evidences the decision of the securities regulatory authority or regulator in Ontario.

Interpretation
2	Terms defined in National Instrument 14-101 Definitions or MI 11-102 have the same meaning if used in this decision, unless otherwise defined.

Representations
3	The decision is based on the following facts represented by the Filer:

The Filer

1.	the Filer is a company continued under the Canada Business Corporations Act with its registered and principal offices located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3;

2.
the Filer is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy; the Filer has interests in mining and processing operations in Canada, the United States, Peru and Chile, including the Quebrada Blanca copper mine in Chile;

3.
the share capital of the Filer consists of an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares, issuable in series; as at October 31, 2018, the Filer had a total of 7,768,304 Class A common shares, 566,405,116 Class B subordinate voting shares and no preference shares issued and outstanding; the Class A common shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.A; the Class B subordinate voting shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.B and on the New York Stock Exchange under the symbol TECK;

4.	the Filer is a reporting issuer or its equivalent in each of the provinces and territories of Canada and is not in default of securities legislation in any of those jurisdictions;

The Quebrada Blanca Property

5.
the Quebrada Blanca property, located in northern Chile, is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (CMTQB); the Filer currently owns, indirectly, 100% of the Series A shares of CMTQB through two wholly-owned Chilean subsidiaries, representing a 90% equity interest in CMTQB; Empresa Nacional de Minera, a Chilean government entity, owns 100% of the Series B preferred shares of CMTQB, which are non-funding and participating only, representing a 10% equity interest in CMTQB;

6.
in addition to developing the Quebrada Blanca Phase II project (QB2 or Project), CMTQB currently operates the “Quebrada Blanca mine”, relating to the supergene deposit at the site, and open-pit mining operation and dump leach circuit; the supergene deposit was exhausted earlier in 2018 although cathode production is expected to continue through 2019 as leaching of dump material and secondary extraction from old heap material continues;

7.
the Project has involved developing a plan to mine the hypogene resource at the Quebrada Blanca property; it will be an open pit mine and include the construction of a concentrator, tailings storage facility, concentrate pipeline, water supply pipeline, desalination plant, concentrate filtration plan and port to produce copper and molybdenum concentrates;

8.
in February, 2017, the Filer filed a technical report in respect of the Project entitled “QUEBRADA BLANCA PHASE II FEASIBILITY STUDY 2016” prepared in accordance with NI 43-101 (Prior Technical Report), which included an economic analysis that did not include an inferred resource; since the filing of the Prior Technical Report, further exploration has been carried out by the Filer and its affiliates in respect of QB2 to further define the confidence level associated with the hypogene resource, as well as to update geological models and undertake further metallurgical testing; further engineering studies and optimizations have also been undertaken by the Filer and its affiliates;

9.
the Filer commenced a further economic analysis (Economic Analysis) with respect to QB2 through 2018, and it is undergoing final internal review; the Economic Analysis was prepared under the supervision of qualified persons employed by Teck or its affiliates;

10.
the mine pit design considered by the Economic Analysis includes 409 million tonnes of proven reserves, 793 million tonnes of probable reserves and 199 million tonnes of inferred resources from the hypogene deposit; the Economic Analysis identifies a further 36 million tonnes of measured resources, 1.436 billion tonnes of indicated resources and 3.194 billion tonnes of inferred resources outside of the mine pit design, but within the resource shell; various factors restricted infill drilling of the hypogene deposit within the mine pit area; the Economic Analysis optimization, mine planning and financial analysis considered realistic mining conditions and the likely continuity of the ore body; the mine plan used for the Economic Analysis contemplates a long-life operation of approximately 28 years, constrained by tailings capacity; inferred resources constitute approximately 14% of the scheduled reserves and resources of 1.401 billion tonnes included in the mine pit design considered by the Economic Analysis (which includes a portion of the supergene resource not previously included in the supergene mine plan and associated low grade supergene material); approximately 66% of the inferred material will only be processed after 2039;

11.	the Filer intends to:

(a)
disclose the results of the updated Economic Analysis on the Project after such analysis is complete following the Filer’s internal review process; to the extent the final results of the Economic Analysis are available, the Filer expects to include discussion of such results in a press release as soon as possible (Press Release); the timing and issuance of the Press Release is dependent on a number of factors relating to developments at the Project; the Filer may also discuss the final results of the Economic Analysis in subsequent press releases, investor presentations or other documents; the Press Release and other documents first filed or made available to the public in a jurisdiction of Canada containing the results of the Economic Analysis are referred to as the “Initial Disclosure Documents”; and

(b)
subsequently file a subsequent technical report, if required, that includes the Economic Analysis within the applicable time periods prescribed under section 4.2 of NI 43-101 (Subsequent Technical Report);

12.
both the Initial Disclosure Documents and Subsequent Technical Report will include disclosure of the Economic Analysis that includes or is based on inferred mineral resources, (which is referred to in this Decision as the “Sanction Case”), in addition and as supplement to a comparison base case economic analysis that will exclude or is not based on inferred mineral resources (which is referred to in this Decision as the “Base Case”);

13.
the Sanction Case continues to form the basis of the Filer’s continued investment decisions regarding QB2, and will form the basis upon which the Filer’s Board of Directors will consider moving ahead with the Project;

14.
the Filer considers the inclusion of the Sanction Case Economic Analysis in the Subsequent Technical Report, and the disclosure of the Sanction Case Economic Analysis in the Initial Disclosure Documents, in addition and as a supplement to the Base Case Economic Analysis, as reasonable from a technical point of view; and

15.	the Sanction Case Economic Analysis is a material fact in the affairs of the Filer.

Decision
4	Each of the Decision Makers is satisfied that this decision meets the test set out in the Legislation for the Decision Maker to make the decision.

The decision of the Decision Makers under the Legislation is that the Exemption Sought is granted provided that:

(a)	the Filer includes, in the Initial Disclosure Documents and all other disclosure of the Sanction Case Economic Analysis, proximate cautionary statements to investors regarding the uncertainty associated with inferred resources, which addresses the substance of the cautionary language set out in subsection 2.3(3) of NI 43-101; and

(b)	any disclosure of the Sanction Case Economic Analysis is accompanied by disclosure of the Base Case Economic Analysis.

John Hinze
Director, Corporate Finance
British Columbia Securities Commission